UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MP Materials Corp.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
553368101
(CUSIP Number)
James H. Litinsky c/o JHL Capital Group LLC 1500 N. Halsted Suite 200 Chicago, IL 60642 (312) 628-7350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 16, 2021
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101	Page 2 of 12

1	NAMES OF REPORTING PERSONS
JHL Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,927,064

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,927,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,927,064

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

CUSIP No. 553368101	Page 3 of 12

1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,554,449

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,554,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,554,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 4 of 12

1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,370,398

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,370,398

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,370,398

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 5 of 12

1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,924,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,924,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,924,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 6 of 12

1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,924,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,924,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,924,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 553368101	Page 7 of 12

1	NAMES OF REPORTING PERSONS
JHL Capital Group L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,927,064

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,927,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,927,064

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 8 of 12

1	NAMES OF REPORTING PERSONS
James H. Litinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,024,773

	8	SHARED VOTING POWER
41,927,064

	9	SOLE DISPOSITIVE POWER
16,024,773

	10	SHARED DISPOSITIVE POWER
41,927,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,951,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 553368101	Page 9 of 12

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 23, 2020, and Amendment No. 2 filed on March 30, 2021 (collectively the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of MP Materials Corp.  (the “Issuer”). The address of the principal executive offices of the Issuer is 6720 Via Austi Parkway, Suite 450, Las Vegas, Nevada 89119. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) The address for JHL Capital Group, JHL Group Holdings One, JHL Group Holdings Two, JHL Capital Group L.P. and Mr. Litinsky is 1500 N. Halsted Suite 200 Chicago, IL 60642. The address for the Master Fund and the Master Fund GP is Ugland House, South Church Street, P.O. Box 309, Grand Cayman KY1-1104, Cayman Islands.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 13, 2021, the Issuer announced the commencement of an underwritten secondary public offering (the “September Secondary Offering”) by certain existing stockholders of the Issuer, including certain of the Reporting Persons (the “JHL Selling Shareholders”), of 4.25 million shares of Common Stock at a price of $35.00 per share of Common Stock. The selling stockholders also granted the underwriters a 30-day option to purchase up to an additional 637,500 shares of Common Stock from such existing stockholders solely to cover over-allotments, also at a price of $35.00 per share of Common Stock (the “Over-Allotment Option”).

The JHL Selling Shareholders sold an aggregate amount of 3,154,388 shares of Common Stock in the September Secondary Offering, at a price, net of underwriting discounts and commissions, of $34.62 per share of Common Stock. Specifically, in the September Secondary Offering: (i) JHL Capital Group sold 121 shares of Common Stock; (ii) JHL Group Holdings One sold 574,491 shares of Common Stock; (iii) JHL Group Holdings Two sold 1,707,528 shares of Common Stock; and (iv) the Revocable Trust sold 872,248 shares of Common Stock.

On September 16, 2021, the September Secondary Offering closed, but the Over-Allotment Option had not yet been exercised by the underwriters.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the disclosures set forth above and in the Schedule 13D, the terms of the agreements described in Item 6 herein and in the Schedule 13D, the Issuer’s financial position, operations, prospects, capital structure, strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation: (i) proposing measures which they believe would enhance shareholder value; (ii) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (iii) disposing of any or all of their Securities in the open market or otherwise; (iv) engaging in any hedging or similar transactions with respect to the Securities; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Also, consistent with their investment intent, the Reporting Persons have engaged, and may further engage, in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control.

CUSIP No. 553368101	Page 10 of 12

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Litinsky may be deemed to beneficially own 57,951,837 shares of Common Stock, representing approximately 32.6% of the shares of Common Stock outstanding. This amount consists of: (i) 2,217 shares of Common Stock held directly by JHL Capital Group, representing approximately 0.0% of the shares of Common Stock outstanding; (ii) 10,554,449 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 5.9% of the shares of Common Stock outstanding; (iii) 31,370,398 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 17.6% of the shares of Common Stock outstanding; and (iv) 16,024,773 shares of Common Stock held in the Revocable Trust, representing approximately 9.0% of the shares of Common Stock outstanding.

As the 100% owner of each of JHL Group Holdings One and JHL Group Holdings Two, Master Fund may be deemed to beneficially own 41,924,847 shares of Common Stock, representing approximately 23.6% of the shares of Common Stock outstanding. This amount consists of (i) 10,554,449 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 5.9% of the shares of Common Stock outstanding and (ii) 31,370,398 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 17.6% of the shares of Common Stock outstanding. As the general partner of Master Fund, Master Fund GP may be deemed to beneficially own the 41,924,847 shares of Common Stock beneficially owned by Master Fund, representing approximately 23.6% of the shares of Common Stock outstanding.

As the investment manager of Master Fund and the 100% owner of Master Fund GP, JHL Capital Group may be deemed to beneficially own 41,927,064 shares of Common Stock, representing approximately 23.6% of the shares of Common Stock outstanding. This amount consists of: (i) 2,217 shares of Common Stock held directly by JHL Capital Group, representing approximately 0.0% of the shares of Common Stock outstanding; (ii) 10,554,449 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 5.9% of the shares of Common Stock outstanding; and (iii) 31,370,398 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 17.6% of the shares of Common Stock outstanding. As the 100% owner of JHL Capital Group, JHL Capital Group L.P. may be deemed to beneficially own the 41,927,064 shares of Common Stock beneficially owned by JHL Capital Group, representing approximately 23.6% of the shares of Common Stock outstanding.

The percentage of shares of Common Stock outstanding reported herein is based on 177,757,669 shares outstanding as of September 10, 2021, as set forth in the Issuer’s prospectus on Form 424B5, filed on September 15, 2021.

(c) Except as set forth in the response to Item 4 of this Amendment No. 3, no transactions in the Shares were effected by the Reporting Persons during the past sixty days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by the Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 3 is incorporated by reference herein.

In connection with the September Secondary Offering, on September 13, 2021, JHL Selling Shareholders and certain other stockholders selling in the September Secondary Offering entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, as underwriter (the “Underwriter”), and the Issuer relating to the September Secondary Offering and the Over-Allotment Option. The Underwriting Agreement contains customary representations, warranties, covenants and closing conditions.  It also provides for customary indemnification by each of the Issuer, the selling stockholders (including the JHL Selling Shareholders) and the Underwriter against certain liabilities and customary contribution provisions in respect of those liabilities.  Pursuant to the terms of the Underwriting Agreement, the JHL Selling Shareholders, as well as other selling stockholders, agreed to be subject to a lock-up for a period lasting 30 days from the date of the underwriting agreement dated September 13, 2021, but subject to certain exceptions.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 553368101	Page 11 of 12

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4 - Underwriting Agreement, dated as of September 13, 2021, by and among MP Materials Corp., Morgan Stanley & Co. LLC and the selling stockholders named in Schedule B thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K, filed with the SEC on September 16, 2021)

CUSIP No. 553368101	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2021

JHL CAPITAL GROUP, LLC
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Chief Executive Officer

JHL CAPITAL GROUP HOLDINGS ONE LLC
By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner
By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP HOLDINGS TWO LLC
By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner
By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP MASTER FUND L.P.
By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD.
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP L.P.
By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Authorized Signatory
/s/ James H. Litinsky
James H. Litinsky